Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor						Predecessor
	Year Ended March 31,	Year Ended March 31,	Three Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,	87 Days Ended December 31,	191 Days Ended July 10,	Three Months Ended March 31,	Years Ended December 31,
	2016	2015	2014	2013	2013	2012	2013	2013	2012	2011
		(in millions)
Earnings (loss):
(Loss) income from continuing operations before income taxes	$(1,854)	$(3,919)	$(95)	$(8)	$(1,815)	$(23)	$443	$(605)	$(4,172)	$(2,636)
Equity in losses of unconsolidated investments, net	—	—	—	—	—	—	482	202	1,114	1,730
Fixed charges	3,212	2,969	747	—	1,367	—	1,501	608	2,365	2,068
Interest capitalized	(51)	(56)	(13)	—	(30)	—	(29)	(15)	(278)	(413)
Amortization of interest capitalized	133	133	33	—	56	—	71	33	81	48
Earnings (loss), as adjusted	1,440	(873)	672	(8)	(422)	(23)	2,468	223	(890)	797
Fixed charges:
Interest expense	2,182	2,051	516	—	918	—	1,135	432	1,428	1,011
Interest capitalized	51	56	13	—	30	—	29	15	278	413
Portion of rentals representative of interest	979	862	218	—	419	—	337	161	659	644
Fixed charges	3,212	2,969	747	—	1,367	—	1,501	608	2,365	2,068
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	1.6 (7)	— (8)	— (9)	— (10)

(1)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion in the year ended March 31, 2016.

(2)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.8 billion in the year ended March 31, 2015.

(3)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $75 million for the three months ended March 31, 2014.

(4)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $8 million for the three months ended March 31, 2013.

(5)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion in the year ended December 31, 2013.

(6)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $23 million for the 87 days ended December 31, 2012.

(7)
The income from continuing operations before taxes for the 191 days ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously-held equity interest in Clearwire.

(8)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $385 million for the three months ended March 31, 2013.

(9)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in the year ended 2012.

(10)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in the year ended 2011.